UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 22, 2025, Cre8 Enterprise Limited, a British Virgin Islands company  (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with American Trust Investment Services, Inc., as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,450,000 Class A ordinary shares of the Company with no par value (the “Class A Ordinary Shares”), at offering price of $4.00 per share. Pursuant to the Underwriting Agreement, the Company has also granted the Underwriters a 45-day option to purchase up to an additional 217,500 Class A Ordinary Shares to cover over-allotments, if any. The Underwriting Agreement is attached hereto as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333- 281629), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the Commission on March 31, 2025 and declared effective on a post-effective basis on July 22, 2025. The Class A Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “CRE” on July 23, 2025. On July 24, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on July 22, 2025, announcing the pricing of the IPO and a press release on July 24, 2025, announcing the closing of the IPO. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated July 22, 2025, between the Company and American Trust Investment Services, Inc., as the representative of the Underwriters
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2025	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board